Aflac Incorporated 2nd Quarter 2010 Form 10-Q

EXHIBIT 11

Aflac Incorporated and Subsidiaries

Computation of Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$581	$314	$1,217	$882

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	468,824	466,401	468,377	466,249
Dilutive effect of share-based awards	3,715	1,884	4,120	1,460

Weighted-average outstanding shares used in the computation of earnings per share - diluted	472,539	468,285	472,497	467,709

Earnings per share:
Basic	$1.24	$.67	$2.60	$1.89
Diluted	1.23	.67	2.58	1.89

EXH 11-1